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                              July 15, 2022

       Drew Valentine
       Partner
       DLA Piper
       303 Colorado Street
       Suite 3000
       Austin, Texas 78701

                                                        Re: QIWI PLC
                                                            Schedule TO-I filed
July 7, 2022
                                                            SEC File No.
005-87446

       Dear Mr. Valentine:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. All defined terms used here have the same meaning as in your filing, unless otherwise indicated.

              As discussed during our telephone conversation today, after reviewing your response to this comment, and the changes you make to the structure and terms of the offer in response to it, we will have additional comments on your revised offer materials. Given the fundamental changes to the offer terms, please allow sufficient time for our review and dissemination of amended offer materials.

       Schedule TO-I filed July 7, 2022

       General

   1. Although you have filed a Schedule TO-I, the cover page and disclosure throughout the
                                                        Offer to Purchase
indicate that this offer is being made by Dalliance Services Company
                                                        ("Dalliance") and on
behalf of Sergey Solonin, rather than by QIWI PLC. Since Dalliance is the purchaser in the
offer and the offer is being made on behalf of Mr. Solonin, this offer is a third-party
tender offer subject to Regulation 14D and 14E, rather than an issuer tender offer subject to
Rule 13e-4. See fn. 34 in Exchange Act Release No. 14234
                                                        (December 8, 1977)
(noting that the exemption from Exchange Act Section 14(d)
                                                        provided by paragraph
8(B) thereof for tender offers by an issuer has not been extended to
 Drew Valentine
DLA Piper
July 15, 2022
Page 2
         tender offers by control persons of an issuer (other than a wholly-owned subsidiary of that issuer)). Further, the modified Dutch auction offer structure used in your offer is not available for third-party tender offers like this one. Please revise to file a Schedule TO-T for Mr. Solonin and Dalliance Services Company, and revise the Offer to Purchase to provide the information and disclosure required by Regulation 14D and Schedule TO-T for each. In addition, revise to remove the modified Dutch auction tender feature of the offer structure.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Please direct any questions to Michael Killoy at 202-551-7576 or Tina Chalk at 202-551-
3263.



FirstName LastNameDrew Valentine                               Sincerely,
Comapany NameDLA Piper
                                                               Division of
Corporation Finance
July 15, 2022 Page 2                                           Office of
Mergers & Acquisitions
FirstName LastName